SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone: (612) 371-3211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 85916A 10 1		13D
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Bradley Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14		TYPE OF REPORTING PERSON (See instructions) IN

Page 2 of 4 Pages

CUSIP No. 85916A 10 1

Item 1.	Security and Issuer.

(a)	Title of Class of Securities: Common Stock, $.01 par value

(b)	Name of Issuer: STEN Corporation (the “Company”)

(c)	Address of Issuer’s Principal Executive Offices:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

Item 2.	Identity and Background.

(a)	Name of Person Filing: Bradley Berman

(b)	Business Address:

c/o Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, MN 55305

(c)	Principal Occupation or Employment: Mr. Berman is the President of King Show Games, LLC.

(d)	Conviction in a criminal proceeding during the last five years: No

(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

(f)	Citizenship: Mr. Berman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Berman acquired 100,000 shares of the Company’s common stock in open market transactions from February 10, 2003 to April 5, 2007 using personal funds of $440,792.50.

Item 4.	Purpose of Transaction.

Mr. Berman acquired the Company’s common stock for investment purposes. Mr. Berman has no plans or proposals that relate to or would result in any of the transactions or changes described in Item 4 of Schedule 13D.

Page 3 of 4 Pages

Item 5.	Interest in Securities of Issuer

(a)	Number and Percentage of Class beneficially owned:

As of August 15, 2007, Brad Berman holds 100,000 shares of common stock of the Company, which represents 5.0% of the Company’s common stock based upon 1,990,957 shares outstanding as of July 30, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-8.

(c)	Recent Transactions in Securities of the Issuer:

Mr. Berman has not effected any transactions in the Company’s common stock during the past sixty days.

(d)	Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 16, 2007

/s/ Bradley Berman
Bradley Berman

Page 4 of 4 Pages